FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14475

Telecomunicações de São Paulo S/A – TELESP
(Exact name of registrant as specified in its charter)

TELESP Holding Company
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	English translation of the joint notice to the market of Telecomunicações de São Paulo S.A. – Telesp and Vivo Participações S.A. dated June 2, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	June 3, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director

Item 1

VIVO PARTICIPAÇÕES S.A.
Public Held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Public Held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

1. The Managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), announce that, in light of the expiration of the withdrawal period on May 30, 2011 related to the merger of shares of Vivo Part. into Telesp (“Corporate Restructuring”), the Companies will not reconsider the resolutions passed at the Extraordinary Shareholders’ Meetings of the Companies held on April 27, 2011, which approved the Corporate Restructuring. Therefore, as the Corporate Restructuring will proceed, the payment to the shareholders that exercised the withdrawal right shall be made as of June 7, 2011 as described in item 4 herein below. We also remind that, according to the information provided in the Shareholders Notice dated of April 27, 2011, as from June 8, 2011 the Companies’ shares shall only be negotiated with the trading code of Telesp: TLPP3 for common shares and TLPP4 for preferred shares.

2. We also inform that the shareholders of Vivo Part. that voted in favor of the Corporate Restructuring and that are entitled to fractional shares of Telesp, as a result of the exchange ratio, shall be paid their pro rata portion of the proceeds of the sale of the aggregate fractional shares at market prices, net of fees and expenses, accrued in auction (or auctions, as the case may be), to be held at BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros beginning on June 20, 2011, inclusive. The referred payment to the shareholders shall be made up to 5 (five) businesses days as from the last auction, whose date will be timely disclosed. For the purposes herein above mentioned, as disclosed in the notice of material fact dated as of March 25, 2011 (“Notice of Material Fact”), the exchange ratio of shares approved was as follows: for each common or preferred share of Vivo Part., 1.55 shares of Telesp of the respective class were issued.

3. To the shareholders that exercised their withdrawal right, we remind that, as disclosed by Notice of Material Fact, the amounts of the reimbursement to be paid to the holders of common and preferred shares of Telesp and of common shares of Vivo Part., are the following: (i) the amount of the net equity of Telesp is R$ 23.06 per share; (ii) the amount of the net worth of Vivo Part. is R$ 25.30 per share; since the exchange ratio established in the Protocol is more favorable than the one calculated based on the Companies’ net worth at market prices.

4. The amounts owed to the shareholders that exercised the withdrawal right, as well as the amounts obtained with the sale of shares resulting from the grouped fractions, in auction (or auctions) as described above will be paid as follows:

(a)	The shareholders shall attend to the branch of Banco Bradesco chosen at their own discretion to receive the respective amounts;

(b)
The amount that the shareholders whose shares are deposited at BM&FBOVESPA are entitled to, shall be credited directly to such company, which will be responsible for transferring such amount to the shareholders through the Custody Agents; and

(c)
The amount to be paid to the shareholders whose shares are blocked or the records are not updated, shall be at the disposal of the respective shareholder at Banco Bradesco for payment, exclusively by presentation of the information of unblocking evidence or identification, as the case may be.

Additional clarifications regarding the reimbursement amount can be obtained in any agency of Banco Bradesco, depositary financial institution of shares issued by Telesp and Vivo Part., as well as at Telesp, in the telephone number (11) 3549.7200, with the Investors Relations Office or at Vivo Part., in the telephone number (+55 11) 7420-1172, with the Investors Relations Office.

São Paulo, June 2, 2011.
Gilmar Roberto Pereira Camurra Investors Relations’ Officer Vivo Participações S.A. VIVO – Investors Relations Office Tel: +55 11 7420-1172 Email: ri@vivo.com.br Information: www.vivo.com.br/ri

Gilmar Roberto Pereira Camurra
Investors Relations’ Officer
Telecomunicações de São Paulo S.A. – Telesp
Telesp – Investors Relations Office
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information: www.telefonica.com.br